Filed pursuant to Rule 433

Registration Statement No. 333-156913

July 12, 2010

Relating to Preliminary Prospectus Supplement

dated July 12, 2010

Final Termsheet

Issuer:	Republic of Colombia
Transaction:	Reopening of 7.75% Global TES Bonds due 2021
Expected Issue Ratings*:	Ba1/BB+/BB+
Format:	SEC Registered
Issue Currency:	Colombian Pesos
Payment Currency	U.S. dollars
Principal Amount:	Ps. 938,780,000,000 (equivalent to US$499,973,371.11)
Reopening:	The bonds constitute a further issuance of, and will form a single series with, the Ps.1,528,831,000,000 aggregate principal amount of Colombia’s 7.75% Global TES Bonds due 2021 issued on April 14, 2010.
Representative Market Rate:	Ps. 1,877.66 /USD on July 12, 2010
Pricing Date:	July 12, 2010
Settlement Date:	July 16, 2010 (T+4)
Optional Redemption:	None
Maturity Date:	April 14, 2021
Interest Payment Dates:	April 14th of each year, commencing April 14, 2011, to the holders of record on the March 30th preceding each payment date
Yield to Maturity:	6.75%
Coupon:	7.75%
Price to public:	107.424%, not including accrued interest
Accrued Interest:	US$9,872,761.84, or US$52.58 per bond, from April 14, 2010 to July 16, 2010
Net Proceeds (before expenses) to Issuer:	US$544,714,275.84 which includes accrued interest from April 14, 2010 to July 16, 2010, plus additional accrued interest, if any, from July 16, 2010
Day Count:	NL/365
Denominations:	Ps. 5,000,000 and increments of Ps. 1,000,000 in excess thereof
Listing and Trading:	Application will be made to list the Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market
Bookrunners:	Banc of America Securities LLC Ps. 469,390,000,000 Deutsche Bank Securities Inc. Ps. 469,390,000,000
Billing and Delivering:	Deutsche Bank Securities Inc.

Preliminary Prospectus Supplement:	http://sec.gov/Archives/edgar/data/917142/000119312510157082/d424b3.htm
Clearing:	Euroclear/Clearstream

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.